EXHIBIT 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-101638, 333-101639 and 333-122110, Form S-3 No. 333-133614) of Neogen Corporation and in the related prospectus pertaining to the various stock option, employee stock purchase, other stock incentive plans, and the registration of shares of common stock of Neogen Corporation of our report dated August 8, 2006, with respect to the consolidated financial statements and schedule of the Neogen Corporation and subsidiaries. Neogen Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Neogen Corporation included in the Annual Report (Form 10-K) for the year ended May 31, 2006.

/s/ Ernst & Young LLP

Grand Rapids, Michigan

August 8, 2006